EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2003	2002
Earnings
Earnings from continuing operations before income taxes and other items	$652	$495
Portion of rents representative of the interest factor	21	18
Interest on indebtedness	137	143
Amortization of debt expense and premium	1	1
WFC preferred stock dividend	2	2

	$813	$659

Fixed charges
Portion of rents representative of the interest factor	$21	$18
Interest on indebtedness	137	143
Amortization of debt expense and premium	1	1
WFC preferred stock dividend	2	2

	$161	$164

Ratio of earnings to fixed charges	5.0	4.0